Announcement Summary

Entity name

MESOBLAST LIMITED

Date of this announcement

Tuesday July 21, 2026

The +securities the subject of this notification are:
Unquoted options that have been exercised or other unquoted +convertible securities that have been converted

Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date
MSB	ORDINARY FULLY PAID	1,885,334	17/07/2026

Refer to next page for full details of the announcement

Part 1 - Entity and announcement details

1.1 Name of entity

MESOBLAST LIMITED

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type

ABN

Registration number

68109431870

1.3 ASX issuer code

MSB

1.4 The announcement is

New announcement

1.5 Date of this announcement

21/7/2026

Part 2 - Issue details

2.1 The +securities the subject of this notification are:
Unquoted options that have been exercised or other unquoted +convertible securities that have been converted

2.2b The +securities being issued, transferred or re-classified as a result of the options being exercised or other +convertible securities being converted are:
securities that have already been quoted on ASX ("existing class")

Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B

The right of the holder of the options or other +convertible securities to receive the +underlying securities is being satisfied by:
A transfer of existing +securities

The underlying securities being received by the holder are:
Already quoted by ASX

Existing +securities converting into an existing class

FROM (Existing Class)
ASX +Security code and description

MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES

TO (Existing Class)
ASX +Security code and description

MSB : ORDINARY FULLY PAID

Please state the number of options that were exercised or other +convertible securities that were converted	The first date the options were exercised or other +convertible securities were converted	The last date the options were exercised or other +convertible securities were converted
1,885,334	17/7/2026	17/7/2026

Is this all of the options or other +convertible securities on issue of that type?
No

Were the options being exercised or other +convertible securities being converted issued under an +employee incentive scheme?
Yes

Are any of the options being exercised or other +convertible securities being converted held by +key management personnel (KMP) or an +associate?
Yes

Provide details of the KMP or +associates who are exercising options or converting +convertible securities.

Name of KMP	Name of registered holder	Number of +securities
Silviu Itescu	Silviu Itescu	1,885,334

Date the +securities the subject of this notification were issued/transferred

17/7/2026

Any other information the entity wishes to provide about the +securities the subject of this notification

Exercise by KMP of existing options issued in 2019 which were required to be exercised by 19 July 2026

Issue details

Number of +securities

1,885,334

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

ASX +security code and description	Total number of +securities on issue
MSB : ORDINARY FULLY PAID	1,296,862,776

4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	89,015,943
MSBAA : WARRANTS 2	2,000,000
MSBAO : WARRANTS	15,027,327
MSBAP : ADS WARRANTS	884,838
MSBAB : WARRANTS 3	2,000,000